Exhibit II.(1)-2

December 1, 2006

SUNDAY Communications Limited (“SUNDAY”) intends to file a Form 25 on December 11, 2006 to de-list SUNDAY’s American depositary shares (“ADSs”) from the NASDAQ Global Market on December 21, 2006 and requests that the NASDAQ Global Market suspend trading in the ADSs starting on December 12, 2006. SUNDAY intends to delist its ADSs because on November 30, 2006 its shareholders approved (i) the proposed sale of substantially all of its operating businesses and assets to CAS Holding No. 2 Limited, an indirect wholly owned subsidiary of PCCW Limited (the “Sale”), (ii) the proposed distribution of the Sale proceeds to its shareholders and (iii) the proposed withdrawal of the listing of SUNDAY’s underlying shares (the “Shares”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The Sale will be completed on December 4, 2006. The last day of dealings in the Shares on the Stock Exchange will be December 12, 2006 and it is expected that the withdrawal of the Shares from listing on the Stock Exchange will be effective on December 18, 2006. Since the Shares will not be tradable on the Stock Exchange after the close of market in Hong Kong on December 12, 2006, SUNDAY believes the ADSs should also be no longer traded on the NASDAQ Global Market on the same date.

For media enquiries, please call:

Stella Wong
Corporate Communications
Tel: (852) 2888-2253
Email: stella.wm.wong@pccw.com

NOTICE TO US HOLDERS

It may be difficult for ADS Holders to enforce their rights and any claim ADS Holders may have arising under the federal securities laws, since SUNDAY is located in Hong Kong and some or all of its officers and directors may be residents of Hong Kong or other foreign countries. ADS holders may not be able to sue SUNDAY or its officers or directors in Hong Kong or another foreign court for violations of the US securities laws. It may be difficult to compel SUNDAY or its affiliates to subject themselves to a US court’s judgment.